

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2012

Via E-mail
Mr. Edward Cespedes
Chief Executive Officer
MMAX Media, Inc.
511 N.E. 3rd Avenue, 1st Floor
Fort Lauderdale, FL 33760

      Re: **MMAX Media, Inc.**
              Amendment No. 2 to Registration Statement on Form S-1
              Filed January 9, 2012
              File No. 333-177318

Dear Mr. Cespedes:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your response to comment 1 from our letter dated December 15, 2011 sets forth the position that the Form 8-K filed March 21, 2011 included Form 10 information regarding the company. We note, however, that the Form 8-K did not include all of the necessary information required by Form 10, including Management's Discussion and Analysis of Financial Condition and Results of Operations as required by Item 2. Therefore, we believe that October 14, 2011, or the initial filing date of this registration statement, represents the start of the one year restricted period contemplated under Rule 144(i)(2) of the Securities Act. Revise the relevant disclosures under the Prospectus Summary, Risk

Factors and Market for Common Stock and Related Matters to disclose that you were a shell company directly prior to the reverse merger and that the one year restricted period for resales falls on October 14, 2012.

Consolidated Financial Statements, page F-1

Note 5. Restatement, page F-10

2. We acknowledge your response to comment 10. In the first sentence of your disclosure, please delete the phrase "as a result of comments received by the Securities and Exchange Commission".

3. Also, please provide a description of the acquisition similar to the first paragraph of your prior Note 5 – Acquisition provided in your S-1 filed on December 8, 2011. Refer to FASB ASC 805-10-50-2.

Exhibits, page II-6

4. Footnote 8 incorporates by reference a current report on Form 8-K "filed January 6, 2012." While the referenced Form 8-K was submitted on January 6, 2012, it received an Edgar filing date of January 9, 2012 because it was submitted after the close of business hours. Please revise to indicate a filing date of January 9, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Leigh Ann Shultz, Staff Accountant, at 202-551-3628 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
Brian Pearlman, Esq.
Quintairos, Prieto, Wood & Boyer, P.A.